Filed by Americas Mining Corporation
Filed by Grupo México, S.A.B. de C.V.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Southern Copper Corporation
Commission File No.: 001-14066
ADDITIONAL INFORMATION AND WHERE TO FIND IT
Americas Mining Corporation (AMC) and Southern Copper Corporation (Southern Copper) will file an Information Statement/Prospectus with the Securities and Exchange Commission. Investors and security holders are urged to read carefully the Information Statement/Prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of the Information Statement/Prospectus (when it is available) and other documents containing information about Southern Copper, without charge, at the SEC’s web site at http://www.sec.gov. Free copies of the Information Statement/Prospectus may be obtained by directing a request to Americas Mining Corporation, 1150 North 7th Avenue, Tucson, AZ 85705, USA, Attention: General Counsel. Free copies of Southern Copper Corporation’s filings may be obtained by directing a request to Southern Copper Corporation, 11811 North Tatum Blvd., Suite 2500, Phoenix, AZ 85028, USA, Attention: Investor Relations Department.
FORWARD-LOOKING STATEMENTS
Statements in this transcript that are “forward-looking statements” are based on currently available information, operating plans and projections about future events and trends. They inherently involve risks and uncertainties that could cause actual results to differ materially from those predicted in such forward-looking statements. Such risks and uncertainties include, but are not limited to: AMC’s ability to enter into definitive agreements with respect to the proposed transaction; the results of a due diligence review of Southern Copper; AMC’s ability to achieve the synergies and value creation contemplated by the proposed transaction; AMC’s ability to promptly and effectively integrate the businesses of Southern Copper and ASARCO; the costs associated with the proposed transaction; the timing to consummate the proposed transaction; any necessary actions to obtain required regulatory approvals; the ability to obtain existing lender and other required third-party consents; increased costs; metal prices; unfavorable economic conditions; changes in the legal and regulatory environment; and unstable political conditions, civil unrest or other developments. Investors are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made. Neither Grupo México nor AMC undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.
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The following is a transcript of the Grupo México fourth quarter 2010 financial results conference call held on Tuesday, February 8, 2011.

Grupo Mexico Servicios, SA de CV
Moderator: Daniel Muniz
02-08-11/11:00 a.m. ET
Confirmation # 39875350

Grupo Mexico Servicios, SA de CV
Moderator: Daniel Muniz
February 8, 2011
11:00 a.m. ET

Operator:	Good morning and welcome to Grupo Mexico’s Fourth Quarter Earnings Conference Call. With us this morning is Mr. Daniel Muniz, Chief Financial Officer and other executives of the Company, who will discuss its financial performance of the Company during the quarter, along with a summary of the latest news. At the end of the presentation, we will answer any questions you might have.

The information discussed on today’s call may include forward-looking statements regarding the Company’s results and prospects, which are subject to risks and uncertainties. Actual results may differ materially and the Company cautions not to place undue reliance on these forward-looking statements. Grupo Mexico undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. All results are expressed in full USD GAAP.

At this time, I would like to remind participants that your lines will be in a listen-only mode until the question and answer session. Now, I will pass the call to Mr. Daniel Muniz.

Daniel Muniz:	Thank you. Good morning, everyone, and thank you for joining us today in Grupo Mexico’s Fourth Quarter and Full Year 2010 Earnings Conference Call. Joining me today are Rogelio Velez, CEO of Grupo Ferroviario Mexicano, Oscar Gonzales, CFO of Asarco and other executives of the Company.

Grupo Mexico Servicios, SA de CV
Moderator: Daniel Muniz
02-08-11/11:00 a.m. ET
Confirmation # 39875350

On today’s conference call, I will first briefly comment on the economic environment of this quarter and the main issues impacting the Company’s profitability for the full year 2010. Then I’ll comment on our mining division’s most relevant results to pass on the call to Rogelio, who will explain the financial results of our transportation division. I will finally give you an update on our proposal to combine Southern Copper and Asarco’s operations.

During the fourth quarter, metal prices improved significantly due to robust demands, largely driven by emerging markets and some consumption recovery from developing economies, continued the declining inventories and therefore a tight copper market. We also saw a weak dollar, an excess of liquidity entering into the base metals. Consequently, during the fourth quarter, we experienced price recovery, but with increased volatility.

According to international copper study group, for the first 10 months of 2010, world refined copper consumption exceeded production by 400,000 tons against a surplus of 32,000 tons in the same period of 2009, mainly explained by the recovery in usage levels in Japan, the European Union and the United States, as well as increasing consumption by developed countries.

At the same time, China continued a positive arbitrage, continued with its purchase leading to a decline in inventories and also positive arbitrage between LME and Shanghai. Those developments are clear evidence that we are moving towards a tight supply balance and robust fundamental for copper. Most analysts believe there will be a 400,000 to 800,000 ton deficit in 2011. We believe the market is anticipating copper scarcity, but also think that the copper market in line price — the copper market price might be overreacting to expectations.

The volatility in copper, we believe, will continue in the short term. Considering the mentioned circumstances and volatility, we have decided to take some product protections, through the use of swaps and zero-cost collars. I’ll discuss this topic further in a minute. The average copper price for the fourth quarter was USD$3.92 per pound, 30 percent above the USD$3.02 recorded in the same quarter of 2009 and 19 percent higher than the third quarter of 2010.

Grupo Mexico Servicios, SA de CV
Moderator: Daniel Muniz
02-08-11/11:00 a.m. ET
Confirmation # 39875350

With respect to molybdenum, which as you know is our main byproduct, in 2010, it represented around 10 percent of our mining division’s sales. I’d like to note that moly sales as a percentage of the group’s sales have dropped because the Asarco is not currently recovering any moly, although we have plans to do so. Molybdenum prices averaged, in 2010, USD$15.60 per pound, which is 43 percent above the average price in 2009. We are currently seeing a soft recovery in molybdenum consumption. For the year 2011, we are expecting a relatively down market for this metal and hence have budgeted prices at about USD$16 per pound.

Now turning to Grupo Mexico’s financial highlights, we are happy to report that in the fourth quarter 2010, our total consolidated revenues were nearly USD$2.3 billion, an increase of 52 percent year-over-year. Accumulated revenue for the year were nearly USD$8.1 billion, reaching a record high, and an increase of 67 percent year-over-year. This increase is mainly due to higher metal prices on higher copper production volumes as a result of the production restart in Buenavista. Buenavista is our — we previously called Cananea — as well as the re-incorporation of Asarco, combined with the significant increase of 28 percent in the revenues generated by our transportation division, which Rogelio will comment in detail.

As copper fundamentals remain one of the most solid in the entire commodities sector, we anticipate that good results will continue in 2011. Copper sales for the fourth quarter was USD$928 million, an increase of 25 percent on a year-over-year basis, but 7 percent lower than the third quarter of 2010. This cost increase USD$184 million is mainly explained by the incorporation of Asarco, which alone accounted for 76 percent of this increase. It was also affected by higher prices in several of our key inputs and by the peso appreciation against the dollar.

Even if copper prices improved, the Company will continue with its effort of reducing costs, improved productivity and maintain consumption and expense discipline, with the goal of strengthening our position as one of the leading copper producers of low cost.

Grupo Mexico Servicios, SA de CV
Moderator: Daniel Muniz
02-08-11/11:00 a.m. ET
Confirmation # 39875350

EBITDA in the fourth quarter was USD$1.2 billion, with an EBITDA margin of 55 percent. This figure represents a significant improvement of 79 percent year-over-year. The year’s accumulated EBITDA was USD$4 billion compared to USD$2.1 billion in 2009, a significant increase of 90 percent year-over-year, out of which USD$818 million were contributed by Asarco.

Net income in the fourth quarter was USD$527 million, an increase of 53 percent year-over-year. For the full year 2010, net income was USD$1.6 billion, a significant increase of 84 percent compared to 2009. With respect to CapEx in 2009, we — it amounted USD$604 million, out of which USD$454 million were spent in the Mining division, USD$132 million in the Transportation division. The remaining USD$18 million, in our Infrastructure division.

In the Transportation division, investments were made for the continued expansions of sidings and improvement of safety measures. As a result of the solid performance, 2010, in our Mining division we continued with our mine expansions, particularly in the Buenavista mine, where we expect to increase in our production to 180,000 tons, from 180,000 tons, which as you might know is the current capacity, to 450,000 tons of copper. That is an increase of 150 percent.

For this reason, we’re happy to announce that the Board approved a USD$2.3 billion capital budget for 2011, the highest annual budget in our history. Out of this, we will invest USD$1.9 billion to our Mining division and USD$400 million to our Transportation division, here we need for the acquisition of 44 new locomotives with Ferromex and 14 locomotives in Ferrosur. This, we expect to be delivered in 2011.

As we have previously announced, we continued with the reconstruction and ramp up of Buenavista. In order to reflect the restart of this mine and the new era, we have changed the name from Cananea to Buenavista Recovery.
The SX/EW plant produced 20,696 tons of copper caplets in 2010. Operations began on the concentrator plant in October and Buenavista is now running at 70 percent of capacity and expects to reach its maximum capacity

Grupo Mexico Servicios, SA de CV
Moderator: Daniel Muniz
02-08-11/11:00 a.m. ET
Confirmation # 39875350

by the end of the first quarter 2011. At the year-end 2010, Southern Copper spent USD$71 million in the rehabilitation of mines and plants at the Buenavista property and expects to spend USD$37 million in 2011. We are maintaining our estimate debt cost of repairs at approximately USD$114 million. A portion of the total expenditures should be recovered from insurance.

The current capacity of Buenavista, as I mentioned, is 180,000 tons. The implementation of community works and infrastructure, health and education programs continued for the benefit of the surrounding areas.

Construction continues on the new SX/EW plant and its conveyor belt and transportation system on Buenavista. The detailed engineering study started in January 2011, and when completed, equipment will be purchased and the infrastructure construction will begin. The budget for this product is USD$236 million, of which USD$37.3 million have been disbursed as of December 31st. Production of this plant will begin in the first half of 2013.

Basic engineering studies are underway for the molybdenum plant at Buenavista and are expected to be completed in the first quarter of 2011. Subsequently, the metallurgical tests will be conducted and the detailed engineering studies will be started, followed by the purchase of equipment. Production here is expected for the first — fourth quarter of 2012.

With respect to Tia Maria, our Greenfield project in Peru, the Company has provided the Peruvian government with additional information on the project, including the option to use seawater. On December, the Ministry of Energy and Mines approved our communication plan and new options to obtain the consent of the environmental impact study from the local communities. We expect the government to issue its final approval in April of 2011, following which construction will begin in the second quarter of 2011 and production in the fourth quarter 2012. The estimated investment is USD$934 million, of which USD$432.5 million have been disbursed as of December 31st.

At the Toquepala concentrator expansion, we are evaluating an increase in the project’s milling capacity to improve the estimated additional copper

Grupo Mexico Servicios, SA de CV
Moderator: Daniel Muniz
02-08-11/11:00 a.m. ET
Confirmation # 39875350

production to 125,000 tons per year. As a result of this review, the environmental impact study is expected to be presented during the second quarter of 2011 and production to begin in the first quarter of 2013.

Now turning to debt, the total consolidated debt at year-end amounted to USD$4 billion, with a cash balance of nearly USD$3 billion, the Company’s net debt stands a little bit south of USD$1 billion, USD$958 million, to be exact. The Company maintained a comfortable long-term debt amortization schedule and ample financial flexibility going forward. Our current cash position for the cash innovation will support all operational needs and CapEx going forward and allow us to have ample room to explore additional value innovating opportunities as they arise.

Now with respect to dividends, on November 12th, we paid a dividend of MXN$0.25 per share outstanding, which was equivalent to USD$155 million. For the fourth quarter 2010, the Company’s Board approved the quarterly dividend payment of MXN$0.30 per share outstanding, which will be paid in cash on February 18th and represents a disbursement of approximately USD$190 million.

Now turning to hedging, the Company has contracted swaps and zero-cost collars for both Southern Copper and Asarco. This was in order to reduce price volatility and protect sales value, 2 percent in swaps and 36 percent in collars of the expected production of 2011. For 2012, we have hedged around 3 percent of estimated production and we’ve only entered in two collars. With this hedging strategy, we’re also assuring the necessary cash flow generation to fund the aggressive capital expenditures program.

I turn to a quick overview of Asarco, which as you know, emerged from Chapter 11 in December 2009 and since then has consolidated into Grupo Mexico. So this has been the first full-year consolidating with Grupo. We are happy to comment that for 2010, Asarco sales were USD$1.7 billion, a significant increase, 46 percent year-over-year. Cost of sales was USD$954 million, up 19 percent from the same period 2009, although 9 percent lower than the third quarter 2010. EBITDA was USD$818 million (technical difficulty).

Grupo Mexico Servicios, SA de CV
Moderator: Daniel Muniz
02-08-11/11:00 a.m. ET
Confirmation # 39875350

Operator:	Mr. Muniz?

Daniel Muniz:	Yes? Asarco copper mine production for 2010 was 209,000 tons, an increase of 13 percent over the same period 2009. This increase is due primarily to (bare) ore grade at our Mission mines and improved recovery at Ray. Asarco continues to reduce its cash costs up to byproducts, lowering it to USD$1.50 per pound in 2010 from the previous USD$1.60 per pound of 2009. This improvement is as the result of greater productivity and operating efficiency in addition to better byproduct prices.

The Company has the potential to increase production in Asarco by 90,000 tons of (continuing) copper per year. They’re working on the plan and we will give you the breakdown and details of the expansions and CapEx that we are budgeting for that — those 90,000 additional tons.

I will now mention the main developments at Southern Copper and we’ll try to keep this brief, as Southern Copper had its own conference call already. For the full-year 2010, Southern Copper’s net sales were slightly over USD$5.1 billion, cost of sales was USD$2.1 billion, EBITDA was USD$2.9 billion with an EBITDA margin of 56 percent and net income was USD$1.5 billion for the quarter.

In 2010, Southern Copper’s mine production of copper decreased 1.4 percent, due mainly to lower ore grades at our Cuajone and Caridad mines. However, to compensated, copper production increased 3.5 percent year-over-year as a result of the restarted production at the SX/EW plant in Buenavista. For 2011, Southern Copper expects to increase by 31 percent production to 630,000 tons.

Our 2011 guidance for molybdenum production is 17,000 for the year. 2010 cash costs of the byproducts was USD$16.8 per pound of copper. Thus cash cost was USD$0.19 lower than the USD$35.8 per pound of cash costs recorded in 2009, mainly due to higher byproduct revenue and continued efficiencies in operating costs. I will now pass the call to Rogelio Velez, who will discuss the financial highlights of the Transportation division. Rogelio, I pass the word.

Grupo Mexico Servicios, SA de CV
Moderator: Daniel Muniz
02-08-11/11:00 a.m. ET
Confirmation # 39875350

Rogelio Velez:	Thank you very much, Daniel, and good morning everybody. I will talk about the main developments during the fourth quarter 2010 and full-year 2010 results for our Transport division, represented by the holding company Infraestructura y Transportes Mexico, ITM, and its principal subsidiaries, Grupo Ferroviario Mexicano, Ferrocarril Mexicano, Ferromex, and Ferrosur, which is accounted by the participation method.

Ferromex’s load volumes transported during the fourth quarter of this year, measured in net tons kilometer, reported a record high of USD$11.1 billion compared to USD$10.3 billion during the fourth quarter of 2009, representing an increase of 8 percent year-on-year. Total volume in 2010 reached a record of 45.3 billion of net tons kilometers, an increase of 16 percent year-on-year. Also, the number of rail cars transported achieved the record high of 20 percent more cars than in 2009.

The intermodal segment showed the most dynamic growth during the year, with 30 percent — with a 30 percent increase in the number of containers transported. Our guidance for load volumes in 2011 is 50.1 billion net tons kilometers, representing an increase of 11 percent year-on-year. ITM net sales for the fourth quarter were USD$300 million, an increase of 19 percent compared with the same quarter of 2009.

Net sales in 2010 reached a record of USD$1.2 billion, 28 percent increase year-on-year, mainly from higher volumes in most of our segment, as intermodal traffic, which rose 39 percent, metals, 27 percent, automotive, 24 percent, agriculture, 20 percent and steel products and others, 15 percent. Two thousand and eleven plan calls for USD$1.4 billion total revenue, an aggressive 20 percent increase.

Operating costs for the fourth quarter was USD$204 million, an increase of 27 percent year-on-year. The operating costs for 2010 was USD$773 million, 27 percent above that of 2009. This increase is mainly attributable to increases in freight volume, a 10 percent increase in diesel pesos price, an increase in labor, maintenance and locomotive leasing, all of which were partially mitigated by a better performance of our locomotives.

Grupo Mexico Servicios, SA de CV
Moderator: Daniel Muniz
02-08-11/11:00 a.m. ET
Confirmation # 39875350

EBITDA in the fourth quarter of 2010 was nearly USD$80 million, a slight decrease of 1 percent year-on-year, due to higher costs, with an EBITDA margin of 26 percent. However, EBITDA in 2010 reached a high of USD$371 million, a 36 percent increase year-on-year, equivalent to 32 percent of net sales. In 2011, we expect to generate an EBITDA of USD$430 million.

Net income during the fourth quarter 2010 was nearly USD$48 million, an increase of 44 percent year-on-year. The cumulative net income for 2010 totaled USD$185 million. Capital expenditures in fourth quarter 2010 amounted to USD$77 million, equivalent to 58 percent of the USD$132 million invested over the year. This amount reflects investments made in expansions and the construction of new sidings.

Our 2011 guidance for capital investments is USD$333 million, which include the purchase of 44 new locomotives and the completion of the sidings in Ferromex, which will increase track capacity and line speed. These investment amounts will be the highest in the history of Ferromex.

I will now discuss the results of our subsidiary, Ferromex — Ferrosur, which currently does not consolidate in ITM. As reported previously, in the press release, the railroad service was affected in October by hurricane Karl and tropical storm Matthew. Traffic from Mexico City to Coatzacoalcos was cancelled for over 25 years — days, I’m sorry, including the traffic representing the greatest volume for Ferrosur, this being the fuel traffic from Coatzacoalcos to San Martin, Texmelucan and Puebla.

The comparison for October 2010 against the same month of the previous year showed significant reductions in revenue, 25 percent, cars, 14 percent and net ton kilometers, 38 percent. Despite this, Ferrosur ended the year with increases of 19 percent in revenue, 5.8 percent in cars and maintained the same level of net tons kilometers as 2009. Ferrosur’s total revenues in fourth quarter 2010 were USD$61 million, an increase of 5 percent year-on-year. Net sales in 2010 totaled USD$265 million, an increase of 19 percent year-on-year.

Grupo Mexico Servicios, SA de CV
Moderator: Daniel Muniz
02-08-11/11:00 a.m. ET
Confirmation # 39875350

Load volumes transported during the fourth quarter of 2010 was 1.5 billion net tons kilometers, compared to 1.7 billion moved during the fourth quarter of 2009, a decrease of nearly 11 percent. In 2010, total moving cargo was 6.8 billion net tons kilometers, the same volume than 2009. In 2011, total revenues are expected at USD$337 million, an aggressive 27 percent increase, based on new traffics and hoping not to suffer from hurricanes.

EBITDA in the fourth quarter 2010 was nearly USD$11 million, a decrease of 39 percent year-on-year, due to the effects of the hurricane Karl. However, EBITDA in 2010 amounted to USD$66 million, a 5 percent increase year-on-year, equivalent to 25 percent of net sales. In 2011, we expect to generate USD$90 million of EBITDA.

Net income during the fourth quarter 2010 was USD$3 million, an increase of 92 percent year-on-year. The cumulative net income for 2010 totaled USD$23 million, a significant increase of 25 percent compared with 2009.

Capital expenditures in fourth quarter 2010 were USD$35 million and represented 75 percent of the USD$47 million invested in 2010. The majority of the investment was the purchase of locomotives of USD$21 million. Ferrosur plans to invest the highest amount in its history in 2011, a total of USD$66 million, which includes the purchase of another 14 locomotives.

In December 2010, Ferrosur received nine new locomotives, which will improve efficiency and reliability, given the technical characteristics. Pollutant emissions will also be reduced and fuel performance will improve. With this addition, Ferrosur fleets of locomotives increases to 161, allowing the company to handle the increased volumes from new traffic.

Finally, I would like to provide you with an update on the legal process related to the concentration or consolidation of Ferrosur. As we previously announced, on May 12th, 2010, the Federal Court of Justice on Tax and Administrative Matters resolved as approved the acquisition of Ferrosur by Infraestructura y Transportes Mexico, ITM, a subsidiary of Grupo Mexico.

The notification of this decision to the parties was delayed for several months and once received, the Federal Competition Bureau, Comision Federal de

Grupo Mexico Servicios, SA de CV
Moderator: Daniel Muniz
02-08-11/11:00 a.m. ET
Confirmation # 39875350

Competencia, COFECO, contested the decision before the Collegiate Circuit Courts or appeal court in Mexico City on filing a motion for tax review. It is currently pending resolution.

Regarding the investigation on monopolistic practices, where in January 2009, the Federal Competition Bureau found Grupo Mexico and other parties guilty and imposed pecuniary penalties, Ferromex and the other parties filed an indirect appeal with the Federal District Courts on Administrative Matters. On December 17th, 2010, the Sixth District Judge on Administrative Matters in Mexico City dismissed the appeal. On December 28th, 2010, the Company and the other parties filed a motion to challenge the ruling.

A resolution remains pending on this action and therefore a time line for the concentration or consolidation of Ferrosur cannot yet be determined. I will now return the call to Mr. Daniel Muniz.

Daniel Muniz:	Thank you, Rogelio. I will conclude. I would like to mention that with regard to the combination of Southern Copper and Asarco under Americas Mining Corporation, the independent directors of Southern Copper formed a special committee to evaluate the Americas Mining proposal. The special committee has retained the services of legal, finance and mining advisors to assist with this transaction and help the special committee and the minority shareholders with the evaluation of its proposal.

They have been conducting extensive due diligence and they’ve been visiting sites, not only of Asarco, but also of Southern Copper, and performing mining evaluations. And at this particular moment, we have nothing further to report on this to the market, although we will keep you informed every progress in this process. We continue to believe that the combination of Southern Copper and Asarco will provide important synergies, including cost reductions in operations, transportation and overhead, in CapEx savings, which would benefit all shareholders of the combined entity.

It would also solidify our position as one of the leading copper companies in the world, and enhance the scale of our operations. Now with this, we

Grupo Mexico Servicios, SA de CV
Moderator: Daniel Muniz
02-08-11/11:00 a.m. ET
Confirmation # 39875350

conclude our comments to the earnings results and, operator, if you could please open the session for questions and answers? Thank you.

Operator:	And at this time I will like to indicated that in order to ask a question, you need to press star one on your telephone keypad. Star one to ask a question and we’ll pause for just a moment to compile the Q & A roster.

Your first question comes from the line of Felipe Hirai with Merrill Lynch.

Felipe Hirai:	Hi. Good morning. Good afternoon, everyone. My — I have two questions. The first one is related to Asarco. Daniel, if you could give us some guidance of what you expect to see in terms of production in 2010? And also in terms of costs? And my second question is related to your hedging. We saw that you started doing some hedges for 2012 already. Do you think that your hedging strategy could extend to the next year as well? Thank you.

Daniel Muniz:	Yes, Felipe, thank you. Thank you for your question. Let me just start with the hedging, real quick. Well yes, as we’ve mentioned our hedging policy has been very (optimistic). We’ve been trying to get the peaks and record highs of the market, every time we’ve seen them. We’ve sort of made and take a mix of swaps and collars in order to be able to have some more room with this mix of instruments.

And for 2012, we’ve already hedged, you’re right, only 3 percent of the production and we’ve only used collars in this instance. We’ve seen a strong market and we’ve left the call part of the collar all the way to almost five-forty, for the first quarter only of 2012. So that’s regarding hedging.

Let me just come back to the guidance and Asarco and tell you that we’re expecting 200,000 tons of copper for 2011. The cost, the cash cost, will be USD$1.65. That’s what we’re budgeting and that’s currently our guidance, which if you put that together with Southern Copper’s USD$0.45 per pound, it will give you an approximately USD$0.70 of cash costs for Americas Mining Company, that is for the whole group’s mining position. In terms of CapEx, we are looking at investing, at Asarco, continue with our exploration program and investing a little bit less than — USD$165 million, I apologize.

Grupo Mexico Servicios, SA de CV
Moderator: Daniel Muniz
02-08-11/11:00 a.m. ET
Confirmation # 39875350

Felipe Hirai:	Great. OK, Daniel, could you just repeat the number for production for 2011? Is it 200,000 tons?

Daniel Muniz:	Two hundred thousand tons, USD$165 of CapEx and cash costs of USD$1.65. $1.65 of — per pound of copper.

Felipe Hirai:	Any particular reason for the increase in cash costs from 2010 to 2011?

Daniel Muniz:	It’s a USD$0.15 increase and I have here, Oscar Gonzalez, the CFO. He might just give you a little bit more light on it. It increased by USD$150 to USD$165.

Oscar Gonzales Barron:	Yes, we’re doing more tons mined at the mines. We have to prepare for the future expansions and we’re going to increase our tons mined at the mines. And that’s the biggest part of the increase.

Felipe Hirai:	OK. Thank you.

Daniel Muniz:	Thank you, Felipe.

Operator:	Your next question comes from the line of Renato Antunes with Barclays.

Renato Antunes:	Hello. Good morning, everyone. My question is related to the infrastructure segment, especially in airports. How do you see this going forward? You have recently purchased a small stake in Grupo Aeroportuario in Mexico. Do you expect this segment to increase, is that something that you’re targeting? We hear of new projects in Mexico, potentially the pre-valuation of the segment in Brazil, is that something that Grupo Mexico is looking at? Thanks.

Daniel Muniz:	Thank you Renato. Well, first of all it’s a sector that we like as we’ve commented it on for several quarters conference calls with you all. And it’s a sector that we think is very strong, that it has good margins, it has important dividends. And with this investment we have been getting to know a lot better the sector and started participating.

At this moment we only have this investment in GAP. We are working and analyzing the public bid rules and the process to participate in the Riveria

Grupo Mexico Servicios, SA de CV
Moderator: Daniel Muniz
02-08-11/11:00 a.m. ET
Confirmation # 39875350

Maya Airport. There we are, as I said, analyzing, discussing, meeting, running some numbers and trying to assess whether it makes sense to present a bid.

With regard to Brazil, I know there is going to be — obviously the market is going to be opening up and we are not looking at it now. Thank you. And that is the only thing that we’re doing now is analyzing Riveria Maya and have invested in GAP. Is that clear Renato — did I answer — is it clear? Thank you.

Operator:	Your next question comes from the line of David Radclyffe with BMO.

David Radclyffe:	Hi, it’s Dave Radclyffe from BMO, I just had a couple of quick questions. Firstly, in terms of the combination with Asarco and Southern Copper, you’re obviously saying that at the moment it’s hard to give an idea of timing, but obviously the combination was announced last July. Just wondering would you expect to be able to complete the deal potentially in the next six months and have any hurdles come up during the investigation and that’s why it’s taking a bit longer?

Then the second question would just be, in terms of the potential growth for Asarco, which I think you said was potentially on the order of 90,000 tons of annual copper production, given the comments before suggested you’re already increasing the stripping ratio to help support that. What is the timing of delivering that 90,000 tons? Would it potentially be in 2012 or a bit after that?

Daniel Muniz:	Yes, thank you David. Well, let me get started with the timing of the merger. First of all, yes I agree with you it’s taking more time that we anticipated and this has to do mainly with the legal environment that’s required in the United States. In order to protect minorities for shareholders, Delaware Law forces an independent committee to take very careful steps the way they analyze a proposal before coming back with a counter-proposal or with an agreement to a proposal.

So basically what has happened during this time and although we have not been able to keep the market up to date — yes as I said there’s been a lot of due diligence. And by that, because of the nature of the transaction and because

Grupo Mexico Servicios, SA de CV
Moderator: Daniel Muniz
02-08-11/11:00 a.m. ET
Confirmation # 39875350

we’re proposing an exchange of shares rather than a cash payment, due diligence has been made on both companies, not only on Asarco but also Southern Copper.

So basically the legal, financial and mining experts of this special independent committee have been going through each particular site and going through extensive due diligence. So that’s really what has taken so much time. Also, as you know the advisors to the special independent committee need to be totally independent from Grupo, so that — they would made beauty contest interviews before retaining each one of those advisors. So that’s really how the timing has been delayed.

In terms of expectations, I do think that it should be achieved before the first half — or during the first half of 2011, that is really just an expectation. We think that could probably happen given the progress that we’ve seen in this due diligence process.

Going back to Asarco, Asarco as you know was in Chapter 11 for many years, five years to be exact. And before that we were under a very different copper pricing cycle when we first acquired Asarco from 1989 all the way to — before that Chapter 11 filing. So there hasn’t been a lot of exploration out of Asarco.

Also, while in Chapter 11, the priorities were others. Right, and trying to expand and grow the mines. So we’ve been, in this year, working hard, not only to lower costs to try to do as we do with the rest of the Group, but also to try to see what the potential of the ore body that is there.

So we think that there is a possibility to increase to 90,000 tons. And as you know, many ore bodies are to a great extent to below (nearing), in the future, and that is not exceptional in Asarco. It is on the pure set of mines but with the expansion we think it can grow to 90,000 tons and at one point achieve 280,000 tons. So basically we’re looking at it in our program, and this is just an estimation, to increase this and reach 290,000 by 2015.

David Radclyffe:	Thank you very much.

Daniel Muniz:	Thank you David.

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Operator:	Your next question comes from the line of Rene Kleyweg with UBS.

Rene Kleyweg:	Afternoon gentlemen, or morning. Could you elaborate a little bit on Ferromex in terms of the fourth quarter performance and some of the margin pressure that we saw there versus earlier on in the year? There is obviously a seasonal element to it to some extent, but the decline seems quite aggressive.

Daniel Muniz:	Sure, let me hand that on to Rogelio Velez because you know he’s the CEO of the Group.

Rogelio Velez:	Did you say the Ferromex or the Ferrosur?

Rene Kleyweg:	Ferromex.

Daniel Muniz:	Ferrosur, you were referring to, right?

Rene Kleyweg:	Sorry, Ferrosur, sorry, yes that’s right.

Rogelio Velez:	The main issue in Ferrosur were the hurricanes that hit during October, hurricane Karl and tropical storm Mathew. The problem was that we were out of service from our most efficient line from Coatzacoalcos to Mexico City which is about 800 kilometers. We were out for around 25 days while working on the — on getting back the infrastructure.

The load volumes in Ferrosur were 1.7 tons kilometers which was a reduction of 11 percent versus a year ago. And sales were 4.9 percent ahead of a year ago despite October being a very low volume. We were able to get back in five days and what was very much affected was our most important traffic these days which is with Pemex. We transport diesel from Coatzacoalcos to San Martin Texmelucan and it’s a volume of around 900 rail cars a month. That month we were just able to transport about 220 cars only. We’re back in service since November and volumes have increased.

Rene Kleyweg:	Yes, there’s also the divisionals?

Rogelio Velez:	I’m sorry.

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Rene Kleyweg:	Apologies, I thought it was on mute, apologies.

Rogelio Velez:	OK.

Operator:	Your next question comes from the line of (Armando Vorteca) with (Envorsa).

Armando Vorteca:	Let’s go back a little bit on the Grupo Aeroportuario Pacifico. If you could just give us a bit of insight on the main purpose of the investment and if there will be any possible increase of participation in the GAP and will — that would be my first question.

And the second one, well today the stock is falling 2.3 percent due to China’s interest rate increase. So do you happen to have any guidance on Grupo Mexico’s original sales, mostly on the big picture on what are you seeing in consumption behavior in the United States?

Daniel Muniz:	Sure, and thank you Armando. I start with the Grupo Aeroportuario Pacifico question and the rational as I pointed out, and I have pointed out in the past. We do like the sector, we do like infrastructure. As you know we have a small division regarding infrastructure projects and development and we are working towards trying to grow that.

Of course our strategy keeps on being to really accelerate in our expansion organically with regard to our mining division. As you know we have a very aggressive program and we also have an aggressive program to grow and invest in the transportation division, although we like infrastructure we think there is a lot of possibilities there, a lot of opportunities to be taken by us.

We think we’re very well positioned to take advantage of those opportunities. And we’ve invested in GAP because we think it’s a good — they’re a very good company, as I said, with excellent margins, with a good dividend and a track record and policies that have been very profitable for us as an investment. We have used a very conservative amount of cash out of the whole cash position and the cash generation that we have.

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Moderator: Daniel Muniz
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And that is the way that we believe is the best way to understand the sector and get really into the depth of the sector to keep on investing when the prices are right. Although, as you know, our position is a little bit north of 16 percent in GAP and that is the only investment that we currently hold relevant to disclose.

Regarding your other question in copper prices. Yes, today it dropped and mainly the whole commodity sector dropped. I believe it had to do with the increase or interest rate hike in China, as you know the Chinese are out of the market until tomorrow. They’ve been out for the last week because of the Chinese New Year. And I think, as I said, we’ll continue to see some volatility.

In terms of the demand I’m not sure if you were asking specifically for the United States, but obviously the United States has gone down to around 10 percent of consumption. And I know Raul Jacob is our IR for Southern Copper, Raul, do you want to add something to this please?

Raul Jacob:	Well, basically what we’re seeing is that in general terms the smelters and refineries are well supplied with the copper concentrates that — it’s not a tight market in any way. There is a very strong expectation to have a very strong imports from China, that has to be validated by reality. We have seen that in some other times Chinese imports are not as suspected so we believe that the market is overreacting to a very strong fundamentally driven market but not necessarily short term as suspected.

Armando Vorteca:	OK, excellent. Thank you very much.

Daniel Muniz:	Thank you Armando.

Operator:	Your next question comes from the line of Victoria Santaella with Santander.

Victoria Santaella:	Daniel, good morning, I have two questions. The first one is, you report for the first time the financials of American Mining Corporation which includes Other Expenses for USD$33 million in the fourth quarter. If you can explain a little bit what is that? And second, if you can clarify further, with copper prices significantly above the levels where you hedged some part of your

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production, can we expect that Grupo Mexico will be closing further swaps or hedges of their production in the short term.

Daniel Muniz:	Well, thank you Victoria, hello, good morning and thanks for the questions. Regarding AMC, yes, we have posted the numbers of AMC consolidated, we — the main rational behind that was the first year that we finally had Asarco within the Group and consolidating within the Group.

So as we are anticipating — we think the market will like to see how that whole group will look like, particularly — and not particularly, but also under the current transaction that we have proposed, to combine them. I think it’s an interesting way to present not only Southern Copper and Asarco, but also to see them as our whole Mining Division combined. So that was the rational there.

Regarding the posting of this Other Expenses, they mainly have to do with, as you probably recall, we entered into a syndicated loan agreement to reacquire or to take creditors and take Asarco out of Chapter 11, that was half in pesos and half in dollars, well not half and half, but it was still there is a MXN$10.2 billion outstanding on that loan that was a part that was not pre-payable. It had a Non-Call 3, if you like, provision in the syndicated loan and that had not been repaid.

We prepaid the asbestos, if you remember USD$280 million out of Asarco and we have prepaid all the pre-payable portion of that USD$1.5 billion facility. So that has to do with the exchange rate fluctuations in — between Mexico in peso and in dollar. Turning to hedging, the question, Victoria, I’ll —?

Victoria Santaella:	Yes?

Daniel Muniz:	I’m sorry.

Victoria Santaella:	No, yes, go ahead. I’m sorry Daniel.

Daniel Muniz:	It’s alright. Going back to the hedging question I’ll just say — I guess your concern was we’ve been hedging and prices keep going up. And I guess, the

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way we look at this is well we — first, we have the largest reserves in the world of copper. So we are fairly exposed, and we have the largest projects in the world of — to grow this log reserves. We have a very aggressive CapEx run, so we are mainly unhedged for the long term, if you like.

We have decided to do a mix of swaps and collars basically to allow the upside if the market keeps on growing. We’ve taken some portion of swaps and we try to get the peaks of the market, a very small part of swaps, every peak, every record high, just — because we want to ensure that we are able to complete these projects. We believe, our Board believes that this was the prudent practice, a way to — and while maintaining a lot of upside if this keeps on going up. And of course we’re not in the business of (predicting) prices, and that’s why we try to be a little bit conservative and hedge here, given the historic records that we’re seeing.

Victoria Santaella:	But basically, if you thought that USD$4 was OK, right now we’re close to USD$4.50, can we see in the second quarter or first quarter, a significantly higher percentage than what you have already announced, 28 percent for Southern Copper and 50 percent for Asarco?

Daniel Muniz:	Right, this is a decision that we take based on the market, of course today we’re seeing the market turn against us in terms of prices. We’re seeing China rating high grades. The answer, do we anticipate a substantial or that we will hedge 100 percent in blocks? The answer is no.

I think our policy is to first get a mix, a balance of what the Board analyzes every quarter. Give us some guidance and some — really, decisions that they’ll like or positions they’d like to accomplish, of course as you probably know we cannot give you the exact position on the Board on this particular topic. But no, the idea is not to hedge all, not to keep on growing a lot of swaps. The idea is to have a mix and have a — leave some upside, have some — a percentage swapped or hedged, if you like.

Victoria Santaella:	Can you give us some guidance as of how much of the production is hedged in first quarter?

Daniel Muniz:	In the first quarter of 2012?

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Moderator: Daniel Muniz
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Victoria Santaella:	No, in 2011? Is it the same number that you publish in the press release?

Daniel Muniz:	Yes, it is the same number.

Victoria Santaella:	Perfect. OK, thank you so much Daniel.

Daniel Muniz:	And obviously you will have our breakdown in our 10K whenever we issue it in the end of February beginning of March.

Victoria Santaella:	OK, thank you very much.

Daniel Muniz:	No, thank you.

Operator:	And again, if you would like to ask a question, please press star then the number one on your telephone keypad. Star one to ask a question. Your next question comes from the line of Marcos Assumpcao with Itau.

Marcos Assumpcao:	Hi, good morning everybody. First question is regarding Asarco. If you could elaborate a little bit about the main drivers behind the improvement in the profitability of the business in the Company during the fourth quarter?

Daniel Muniz:	Sure. First of all, in this — prices have a lot to do with it, for the fourth quarter. As you know, prices change dramatically between the third and the fourth quarter. Just to give you some color to the question, in the third quarter the price of copper was USD$328 and in the fourth quarter it was USD$392. So that’s a big difference in prices just quarter-over-quarter. Second, we’ve continued to implement the way Grupo Mexico cuts costs and basically this practice of the way that Grupo Mexico implements cost cutting across the board. So that’s really the answer to your question.

Marcos Assumpcao:	OK, that was very clear. Looking forward what could we expect regarding further cost improvement or cost cutting initiatives on Asarco and what level — do you think this level of profitability is sustainable, given the current positive price outlook?

Daniel Muniz:	Absolutely. We think the Company is — they had a great year. We think it was beyond expectations of all at the begin — when we reacquired Asarco at

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Moderator: Daniel Muniz
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the end of 2009. Obviously price has helped, but the company has been doing a great job. And in terms of going forward, as I pointed out we expect 200,000 tons of copper for 2010 at USD$1.65 cash cost per pound of copper. We’re going to be investing USD$165 million in CapEx and we think that there is a lot of potential for this company still, in terms of increasing reserves and increasing productivity production.

As I said, we expect to increase 90,000 tons of copper per year by 2015. So we are very happy the way Asarco is performing and we only see good things here. The cost, if you are comparing Southern Copper to Asarco, it’s different. Asarco only has mines and operations in the United States and as you know Southern Copper only mines and they have operations, apart from the exploration in Chile, in Mexico, different country environment.

Marcos Assumpcao:Alright. Last question, on the demand side are you starting to see already first signs of improvement or recovery in the demand coming from the developed countries, mainly in the USD as well?

Daniel Muniz:	Yes, we have, we have. We think Europe, Japan, the United States have increased demand. Of course this has to do more, or at least the prices that we’re looking at, we believe have to do more with the lack of supply and we are seeing how tough it is to put additional tons of copper into the market, but yes we’ve been seeing increased of demand. Raul did you want to expand on this?

Raul Jacob:	Yes, thank you very much Daniel. And I think we are expecting a growth in demand of between 4 percent and 5 percent for 2011. A portion of that comes from the emerging economies and also from the recovery of USD and Europe.

Marcos Assumpcao:	Alright, thank you very much Daniel, thank you Raul.

Daniel Muniz:	Thank you.

Operator:	Your next question comes from the line of Rene Kleyweg with UBS.

Rene Kleyweg:	Hi gentleman. Sorry, just going back to my earlier question. It was actually Ferromex that I wanted to touch on. If we look at the momentum for the first

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three quarters of the year, there is clearly, sort of, strong year-on-year performance, 35 percent, 40 percent margin EBITDA gains. And then when we look at the fourth quarter we’re basically flat on where we were for the fourth quarter of 2009. So I’m just wondering why the year-on-year momentum had been lost in terms of profitability of Ferromex.

Rogelio Velez:	OK. The main reason is that the economic recovery started on the fourth quarter of 2009. We, Ferromex has been having record months every month since November 2009. The fourth quarter was an increase, I think it is important, it’s not as significant as the previous quarters because of the reason that I was telling you. But we had an 8 percent increase in load volumes, 19 percent in sales, OK.

The market continues to be very aggressive. We have also continued to be aggressive on new traffics. We are starting — we just started last week a very important traffic with Pemex that goes from the refinery in Tula to the Port of Manzanillo that will deliver around 950 cars per month. We had to work on an investment of MXN$70 million in order to have a terminal to unload the fuel oil there.

We also have more projects that should be crystallizing in the next probably six months with Pemex that are important volume. So the month of January already was again, a record month, versus a record month in 2010 where we are over 15 percent in volume. So we continue to see a very healthy market environment.

Rene Kleyweg:	But just on that, it’s like you say the volume growth is 8 percent, is impressive, and the sales growth of 20 percent is — or nearly 20 percent is impressive as well but EBITDA is flat and I’m just wondering why there is the — is it — why — is there a lag on any issues with fuel price increases, on pricing, or — why is the margin come under pressure?

Rogelio Velez:	The main reason is —

Rene Kleyweg:	Why (inaudible) up operational leverage?

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Rogelio Velez:	OK. The main reason was the cost of sales, we increased our cost of sales during that quarter, 28 percent. The reason was due to having to rent or lease locomotives in order to cope with the increased volume and part of that was due to the problems that we had in July, with hurricane Alex that forced us to take volume from the other railroad, for over 40 days more or less, that put us in a very difficult operating environment. Where — because of congestion, moving all that volume.

So we had to rent a new locomotives that were used and they do not work as efficiently as the ones that we currently have. We will continue renting these locomotives for the first semester at least because the arrival of the 44 locomotives that we ordered two months ago, three months ago, will begin in May and June and end in September.

Rene Kleyweg:	Thank you very much. So the recovery in margins will come back in the second half of the year?

Rogelio Velez:	Yes, but it will take at least six months, the first six months will be a little tough also.

Rene Kleyweg:	Thank you for that.

Rogelio Velez:	You’re welcome.

Operator:	And your next question comes from the line of Fernando Trejo with Balmex.

Fernando Trejo:	Yes, hi Daniel. Could you have a guidance of — in terms of sales and EBITDA and which price of copper that are you considering? Thanks.

Daniel Muniz:	Sure, Fernando we’ve been conservative. We’re using (USD three eighty-five) as the price of copper. We’ve always been conservative with budgets. We’re using USD$16 for Molybdenum. And in terms of guidance we are anticipating with this sales of above USD$10 billion with an EBITDA of around USD$5 billion.

Fernando Trejo:	OK. Excuse me, how much — how much EBITDA?

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Daniel Muniz:	USD$10 billion — I’m sorry, our EBITDA, USD$5 billion a little north of USD$5 billion.

Fernando Trejo:	And copper price, could you please repeat it please.

Daniel Muniz:	Yes, USD three eighty-five, that’s what we use.

Fernando Trejo:	USD three eighty-five?

Daniel Muniz:	USD three eighty-five

Fernando Trejo:	OK. Thanks a lot.

Daniel Muniz:	Thank you.

Operator:	Your next question comes from the line of Mandeep Singh with JPMorgan.

Mandeep Singh:	Hi Daniel, thanks for the call. I have a follow-up question on AMC financials. Are there any intersegment sales between Asarco and Southern Copper that we should consider when looking at AMC financials?

Daniel Muniz:	I’m sorry Mandeep, you were breaking up a bit, can you please repeat the question?

Mandeep Singh:	OK, I wanted to ask whether if there are any intersegment sales between Asarco and Southern Copper that we should consider when looking at AMC numbers?

Daniel Muniz:	No, when you look at AMC numbers there aren’t.

Mandeep Singh:	OK, thank you.

Daniel Muniz:	Thank you Mandeep.

Operator:	And there are no further questions at this time, do you have any closing remarks?

Daniel Muniz:	Yes, thank you. Well, just once again thank you all for joining us to our fourth quarter conference call. We hope that you can join us for our next

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earnings conference call to be scheduled around the third week of April. And thank you for your time and interest in our Group.

Operator:	This concludes today’s conference call. Thank you for your participation. You may now disconnect.
END